March 27, 2020

Jeffery Strickland
Chief Financial Officer
Atrion Corporation
One Allentown Parkway
Allen, TX 75002

       Re: Atrion Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 2, 2020
           Response dated March 4, 2020
           File No. 001-32982

Dear Mr. Strickland:

       We have reviewed your March 4, 2020 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 19, 2020 letter.

Response dated March 4, 2020

Item 1. Business
Patents and License Agreements, page 3

1. We note your response to our prior comment that you have not disclosed the name of the product for which patent protection will expire in August 2022 for competitive reasons.
      Please note that we deem this information to be material to investors. Accordingly, please confirm that you will disclose the name of the product in future filings. As other material product related patents approach expiration, please confirm that you will disclose the pending expiration and the associated product.
       Please contact Ada D. Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675
with any questions.
 Jeffery Strickland
Atrion Corporation
March 27, 2020
Page 2



                                       Sincerely,
FirstName LastNameJeffery Strickland
                                       Division of Corporation Finance
Comapany NameAtrion Corporation
                                       Office of Life Sciences
March 27, 2020 Page 2
cc:       B. G. Minisman, Jr., Esq.
FirstName LastName